VIA EDGAR

January 5, 2026

Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	ProShares Trust (the “Trust”) Post-Effective Amendments to the Registration Statement on Form N-
1A (File Nos. 333-89822, 811-21114)

Dear Mr. Rosenberg,

On October 20, 2025, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 392 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 401 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Initial Amendment”). The Initial Amendment was filed to add a new series, ProShares CoinDesk 20 Crypto ETF (formerly, ProShares CoinDesk Crypto 20 ETF) (the “Fund”).

We received comments from you relating to the Initial Amendment on December 16, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the registration statement pursuant to Rule 485 under the 1933 Act (the “Subsequent Amendment”). The Subsequent Amendment is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Initial Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as the Initial Amendment.

1.Comment: Under “Principal Investment Strategy,” the disclosure states that the crypto assets in the index are subject to a 30% weight cap for any single crypto asset. Please clarify that the largest members of the index are subject to a 30% weight cap, while the other constituents are subject to a 20% weight cap.

Response: The Trust has revised the disclosures as requested and as reflected below:

These crypto assets are then weighted based on market capitalization, subject to a 30% limit ~~for any single crypto~~ on the largest constituent and a 20% limit on all others at each weight assignment.

2.Comment: Disclose that the cap weights are reset at each reconstitution and that, accordingly, a single crypto may substantially exceed such cap between rebalancing.

Response: The Trust has revised the disclosure as requested by adding the following to the “Principal Investment Strategy” section of the summary prospectus:

Constituent weights fluctuate between weight assignments and may exceed the weight limits.

3.Comment: Please disclose that the index was concentrated in bitcoin at 29% as of September 30, 2025, and that the fund also has substantial exposure to Solana, XRP and Ether.

Response: The Trust has revised the disclosure as requested by adding the following to the “Principal Investment Strategy” section of the summary prospectus:

As of September 30, 2025, the Index was concentrated in bitcoin and focused in ether and XRP.

The Trust also notes that the Fund’s exposure to Solana was less than 15% as of September 30, 2025.

4.Comment: Please include a policy to invest at least 80% of the fund’s assets in index components and disclose whether the fund uses a replication strategy or representative sampling strategy.

Response: The Trust has revised the disclosure as requested by adding the following to the “Principal Investment Strategy” section of the summary prospectus:

Under normal circumstances, the Fund will invest at least 80% of its total assets in instruments that provide exposure to the Index and/or in instruments with similar economic characteristics.

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with its investment objective. The Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide exposure consistent with the investment objective, without regard to market conditions, trends or direction. The Fund will generally use a “replication strategy” to achieve its investment objective, meaning that it will invest in all of the components of the Index in approximately the same proportion as the Index. However, the Fund may also use a “representative sampling” strategy to invest in or gain exposure to only a representative sample of the components of the Index or to instruments not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. For example, the Fund may utilize a representative sampling strategy when the Advisor believes a replication strategy might be detrimental or disadvantageous to shareholders, such as when buying each component of the Index is impracticable or inefficient, or when there are practical difficulties or additional costs involved in replicating an Index. The Fund also may use representative sampling if the Advisor believes one or more components of the Index becomes illiquid, unavailable or less liquid, or as a result of legal restrictions or limitations (such as tax diversification requirements) that apply to the Fund.

5.Comment: Please disclose the reference assets the funds will use for swap agreements.

Response: The Trust confirms the requested disclosure is included in the Fund’s principal investment strategy which provides that the Fund may invest in swap on the Index or swap on the spot price of each Index constituent.

6.Comment: With respect to the Fund’s use of swaps, please supplementally inform the staff of the counterparties the Fund expects to use and the percentage of the Fund’s assets anticipated to be allocated to each counterparty. If exposure to any counterparty is material (i.e., 20% or more), please identify the counterparty and file, as an exhibit to the registration statement, a copy of the agreement with that counterparty.

Response: The Trust expects to launch the Fund with sufficient counterparties. The Trust does not believe that the Fund’s credit exposure to any particular counterparty will be material. The Trust notes the credit risk incurred by a fund from a swap counterparty is limited to the current market value of such fund’s swap contract (i.e., the amount that the swap counterparty owes the fund). To the extent that a swap counterparty posts collateral with the Fund’s custodian in a tri-party account to meet its financial obligation under the swap contract, the Fund’s credit risk is further limited because the tri- party arrangement is designed to render the Fund a secured party in any bankruptcy or similar proceeding by the counterparty. For these reasons, the Advisor believes that the notional exposure obtained by the Fund from a swap counterparty to a reference asset is not determinative of the risk posed by the swap counterparty to the Fund. Accordingly, the Trust respectfully declines to identify any particular swap counterparty in the Fund’s registration statement or file any related swap contract as an exhibit to its registration statement.

7.Comment: If notional exposure to a particular counterparty is likely to exceed 20% of the value of the

Fund’s assets, if applicable, please disclose: (i) that the counterparty is subject to the informational requirements of the Exchange and, in accordance with such requirements, files reports and other information with the Commission; and (ii) the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where the counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

Response: For the reasons noted in response to Comment 6, the Trust does not expect that the Fund’s credit exposure to any one counterparty will be material.

8.Comment: To the extent the Fund will have more than 20% exposure to any swap counterparty, for such counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.

Response: For the reasons noted in response to Comment 6, the Trust does not expect that the Fund’s credit exposure to any one counterparty will be material. Consequently, whether there is recourse to the parent would also not be material.

9.Comment: Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: The Trust confirms that all material features of the contemplated swap agreements are disclosed in the Initial and Subsequent Amendments.

10.Comment: Please revise the disclosure responsive to Item 9 to more fully explain how the Advisor determines the swaps’ notional exposure for a particular day, the impact that notional exposure would have on Fund returns, and the potential costs associated with entering into new swaps.

Response: The Trust has revised the disclosure as requested by adding the following:

With respect to swap agreements, the gross return to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount” (e.g., the return on, or the increase/decrease in, value of a particular dollar amount invested in the underlying). Because this notional amount is often greater than the initial investment, the use of swap agreements also expose the Fund to losses in excess of those amounts initially invested. The costs associated with the Fund’s investments in derivatives will reduce the Fund’s return.

11.Comment: Please expand your risk disclosure to provide more detail regarding the risks associated with swaps, including capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience significant losses if its ability to obtain exposure to crypto swaps is disrupted for any reason. In your response, please address what actions the Advisor would take in such circumstances and discuss the impact of any such disruptions on the Fund’s ability to obtain pure-play leveraged and inverse exposure to crypto.

Response: The Trust has revised the disclosure as requested as follows:

Derivatives Risk—Investing in derivatives may be considered aggressive and may expose the Fund to greater risks including counterparty risk and correlation risk. The Fund may lose money if its portfolio derivatives do not perform as expected and may even lose money if they do perform as expected. If the Fund’s ability to obtain exposure to the Index consistent with its investment objective is disrupted for any reason, including for example, limited liquidity in the secondary market, a disruption in the secondary market, or as a result of margin requirements or capacity limits imposed by the Fund’s counterparties, the Fund may not be able to achieve its investment objective and may experience significant losses. In such circumstances, the Advisor intends to take such action as it believes appropriate and in the best interest of the Fund. Any disruption in the Fund’s ability to obtain exposure to the Index will cause the Fund’s performance to deviate from its investment objective. Any costs associated with using derivatives will reduce the Fund’s return.

12.Comment: Please revise the reference to “cryptocurrencies” to “crypto assets.”

Response: The Trust has revised the disclosure as requested.

13.Comment: The disclosure states that the Index reflects the 20 largest and most liquid crypto assets; however, the index methodology indicates that it includes the largest crypto assets that meet certain trading and liquidity requirements. Please revise the disclosure to accurately describe the index methodology.

Response: The Trust has revised the disclosure as requested as follows:

The Index is designed to measure the performance of the 20 largest and most liquid eligible crypto assets and is intended as a benchmark for the broader crypto asset class.

14.Comment: Supplementally, please confirm the following:

a.The financial statements of the Cayman subsidiary will be consolidated with those of the Fund.

b.The Cayman subsidiary’s management fees, including any performance fees, will be included under management fees and the Cayman subsidiary’s expenses will be included under “other expenses” in the fee table for the Fund.

c.The Cayman subsidiary and its board of directors will agree to inspection by the Commission.

d.The Cayman subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.

Response: The Trust so confirms.

15.Comment: On page 5 of the prospectus, under “Concentration Risk,” please update the concentration information to reflect a date more recent than May 31, 2025.

Response: The Trust will update the disclosure to reflect information as of September 30, 2025, in the Subsequent Amendment.

16.Comment: Under the “Principal Risk” section, there is appropriate emphasis on Bitcoin, Ether, XRP, and Solana. However, approximately 17% of the index consists of other crypto assets. Please expand the risk discussion to include a general risk disclosure applicable to these other assets.

Response: The Trust has revised the “Principal Risk” disclosure to include the following:

Crypto Assets Risk – Crypto assets are relatively new innovations and are subject to unique and substantial risks. The market for crypto assets are subject to rapid price swings, changes and uncertainty. A significant portion of the demand for crypto assets may be the result of speculation and consequently, the value of these assets has been, and may continue to be, substantially dependent on speculation. Such speculation regarding the potential future appreciation may artificially inflate or deflate the price of a crypto asset and increase volatility.

In addition, the acceptance of crypto assets and the further development of their blockchains are subject to a variety of factors that are difficult to evaluate. The slowing, stopping or reversing of either acceptance or development may adversely affect the price and liquidity of any crypto asset.

Crypto assets are subject to the risk of fraud, theft, manipulation, securities failures, and operational or other problems that impact the trading venues where investors buy and sell crypto assets. Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, crypto trading venues are largely unregulated and may be operating out of compliance with applicable regulation. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote crypto assets in ways that may artificially increase their price). Investors may be more exposed to the risk of theft, fraud, market manipulation, and operational failures than when investing in more traditional asset classes. Over the past several years, a number of crypto trading venues have been closed due to fraud, failure or security breaches. Investors in crypto assets may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses.

Legal or regulatory changes may negatively impact the operation of blockchains or restrict the use of crypto assets. For example, if any crypto asset were determined or were expected to be determined to be offered and sold as a security under the federal securities laws, it is possible certain trading venues would no longer facilitate trading in that crypto asset, trading may become significantly more volatile and/or completely halted, and the value of an investment in the Fund could decline significantly and without warning, including to zero.

17.Comment: Under “Ether Risk,” we note disclosure regarding potential consequences if ether were determined, or expected to be determined, to be a security under federal securities laws. Please revise the risk disclosures for the other crypto asset risk factors to include comparable language addressing the potential impact if those assets were determined, or expected to be determined, to be securities under federal securities laws.

Response: The Trust has revised the disclosure as requested as noted above in response to Comment 16. The requested disclosure will be included in the new general risks associated with crypto assets.

18.Comment: We note that the Principal Risk disclosure discusses futures; however, the Principal Investment Strategy does not identify futures as a principal investment instrument. Please revise your response to Item 4 to clearly state that futures are part of the Fund’s principal investment strategy.

Response: The Trust confirms that futures are not part of the Fund’s principal investment strategy. The Fund has removed references to futures from the Fund’s Item 4 disclosures.

19.Comment: We note your disclosure regarding public blockchains and their native crypto assets pursuant to Item 9 of Form N-1A. In light of the scope and current composition of the Index, please expand your discussion to address crypto assets that are integral to the programmatic functioning of networks other than Layer 1 blockchains, including applications operating on such blockchains and so-called Layer 2 solutions. In addition, while we understand that the crypto assets in which the Fund may invest indirectly are essential to the operation and security of their respective protocols, please clarify how these protocols may differ in purpose and functionality.

Response: The Trust respectfully declines to include the requested disclosure in the Fund’s Item 9 disclosures. The Trust notes that the requested information is included in response to Item 16 of Form N-1A.

20.Comment: Considering the rapid growth in the tokenization of securities, please disclose in response to Item 9 that the Index does not include traditional assets like stocks and bonds that are formatted as crypto assets on a crypto network.

Response: The Trust notes that this disclosure has been added to the “Principal Investment Strategies” section in the summary prospectus, as reflected below. Therefore, the Trust respectfully declines to include the same in Item 9.

The Index is designed to measure the performance of the 20 largest and most liquid ~~cryptocurrencies (“cryptos”)~~ eligible crypto assets and is intended as benchmark for the broader crypto asset class. The Index does not include stablecoins, memecoins, wrapped tokens, privacy tokens, traditional assets like stocks and bonds that are structured as crypto assets, and certain other types of crypto assets, as determined by CoinDesk Indices, Inc. (the “Index Provider”). The top 20 eligible ~~cryptos~~ crypto assets based on market capitalization are included in the Index. These ~~cryptos~~ crypto assets are then weighted based on market capitalization, subject to a 30% limit ~~for any single crypto~~ on the largest constituent and a 20% limit on all others at each weight assignment. As of September 30, 2025, the Index was concentrated in bitcoin and focused in ether and XRP. The Index’s composition and the assigned weights are reevaluated every January, April, July, and October. Constituent weights fluctuate between weight assignments and may exceed the weight limits. The Index is constructed and maintained by ~~CoinDesk Indices~~ the Index Provider. More information about the Index can be found using the Bloomberg ticker symbol “CD20X.”

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We hope that these responses adequately address your comments. If you or any other Commission staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel